Exhibit 99.1

ProQR Therapeutics N.V. Press Release September 27, 2016

FINAL—FOR RELEASE

ProQR Announces Clinical Data Presentations and Investor & Analyst Event at NACFC

LEIDEN, the Netherlands, September 27, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis Type 10 (LCA10), today announced details about an oral and poster presentation and an Investor & Analyst event on Thursday October 27, 2016 during the North American CF Conference (NACFC) that is being held at Orange County Convention Center on October 27 – 29, 2016 in Orlando, Florida.

Oral & Poster Presentation at NACFC on October 27

Noreen Henig, M.D., Chief Development Officer of ProQR and John P. Clancy, M.D., principal investigator, Professor of Pediatrics and Research Director, Division of Pulmonary Medicine, Cincinnati Children’s Hospital and a member of the Cystic Fibrosis Foundation Therapeutic Development Network’s leadership team will give an oral presentation titled: ‘PQ-010-002: Open-label, exploratory study to evaluate the effects of QR-010 on nasal potential difference (NPD) in subjects with cystic fibrosis who are homozygous or compound heterozygous for the ΔF508 CFTR mutation’. The presentation will take place in conference Workshop Session I: ‘Clinical Advances in Cystic Fibrosis Research’ held on Thursday, October 27 from 9:45am – 11:05am.

The company will also present poster #764 with the same title during Poster Session I on Thursday, October 27 from 11:15am – 1:45pm. Abstracts are made available on the Wiley Online Library.

Investor & Analyst Event on October 27

ProQR management will host an investor & analyst event in Orlando, Florida to further discuss topline data presented at the oral and poster presentations at NACFC from the nasal potential difference (NPD) proof of concept clinical trial (PQ-010-002) of lead program, QR-010, in subjects with cystic fibrosis. Preliminary safety data from the single ascending dose portion of the ongoing Phase 1b Safety and Tolerability study (PQ-010-001) will also be provided. The event will start at 4:30pm ET, presentations and webcast will start at 5:00pm ET.

The live and archived webcast of the day will be accessible from the ‘Investor Relations’ section of ProQR’s website under ‘Events and Presentations’. The archived webcast will be available for 30 days following the presentation date.

Kindly RSVP to Ronen Abergel at rabergel@troutgroup.com to reserve a seat and for additional information.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA in CF patients that have the ΔF508 mutation. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. We believe this route of administration could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the presentation and event at the NACFC. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Sariette Witte

Head of Communications

T: +1 213 261 8891

ir@proqr.com